

July 2, 2009

Room 4631

Robin A. Seibert
Vice President – Finance, Chief Financial Officer and Treasurer
Gulf Island Fabrication, Inc.
567 Thompson Road
Houma, Louisiana 70363

> **Re:** **Gulf Island Fabrication, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Definitive Schedule 14A filed on March 19, 2009**
> **File No. 000-22303**

Dear Mr. Seibert:

    We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 6. Selected Financial Data, page 22

1. In future filings, please disclose the cash dividends declared per common share during each of the last five fiscal years. See Item 301(a) and Instruction 2 to Item 301 of Regulation S-K.

Liquidity and Capital Resources, page 27

2.   You recorded a $9.1 million receivable related to insurance claims at December 31, 2008 as well as a $1.6 million reserve for the deductible related to these claims. Please clarify how you recorded the receivable and the reserve in accordance with SFAS 5 and FIN 39. In this regard, it is unclear if you have recorded a $7.5 million gain in your income statement. Be advised that loss contingencies are to be recognized on a gross basis and not netted with gain contingencies, unless you meet the requirements of FIN 39 for the right of setoff. As such, your loss contingencies and your insurance recoveries should be evaluated separately for accounting and disclosure purposes. Further provide a rollforward of these account balances to the amounts recorded at March 31, 2009, including an explanation of why the deductible amount reserved increased during the first quarter.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

3.   Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. In future filings, please describe in greater detail your chief executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Compensation Discussion and Analysis, page 12

Components of Executive Compensation, page 13

4.   In future filings, please quantify the income before taxes and before deduction of the executive bonuses used to calculate the annual cash incentives. Also disclose how you calculated this amount and, if this measure was adjusted, explain how these adjustments were calculated. See Item 402(b)(2)(vi) of Regulation S-K and Instruction 5 to Item 402(b)(2).

5.   We note that you determine compensation amounts based on, among other things, a subjective assessment of each of your named executive officers' individual performance. In future filings, please describe the elements of each NEO's individual performance that you took into account when making your compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Hagen Ganem at (202) 551- 3711 or Brigitte Lippmann at (202) 551-3713.

Sincerely,

Terence O'Brien
Accounting Branch Chief